AD

Vf 3-11-02



UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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SEC FILE NUMBER
8-27030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar
(No. and Street)

Shawnee Mission	KS	66201-9217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Schieber — (913) 236-1980
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600	Kansas City	MO	64106-2170
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Mark Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

MCE- 09-16-03



CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audit of the financial statements of Waddell & Reed, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
January 29, 2002


KPMG

WADDELL & REED, INC.
(Parent Company Only)

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc. (Parent Company Only):

We have audited the accompanying balance sheets of Waddell & Reed, Inc. (parent company only), a subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. (parent company only) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 29, 2002



WADDELL & REED, INC.

(Parent Company Only)

Balance Sheets

December 31, 2001 and 2000

(In thousands)

Assets		2001	2000
Assets:			
Current assets:			
Cash and cash equivalents (note 1)	$	73,960	63,161
Investment securities, available-for-sale (note 2)		28,642	20,521
Receivables:			
Advisors Funds and W&R Funds		2,106	1,324
Customers and other		9,706	14,010
Due from affiliates (note 6)		362	1,150
Deferred income taxes – current (note 8)		33	45
Income taxes receivable		18,496	20,259
Prepaid expenses and other current assets		3,573	3,365
Total current assets		136,878	123,835
Property and equipment, net (notes 3 and 4)		13,648	36,436
Deferred sales commissions, net		13,015	10,125
Goodwill (net of accumulated amortization of $8,272 and $7,856)		8,242	8,657
Investment in affiliated companies (note 7)		36,560	44,738
Other assets		815	838
Total assets	$	209,158	224,629
Liabilities and Stockholder's Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	33,748	39,583
Accrued sales force compensation		10,257	14,973
Accrued other compensation		464	326
Due to affiliates (note 6)		520	10
Other current liabilities		3,558	4,415
Total current liabilities		48,547	59,307
Long term liabilities		1,178	—
Deferred income taxes – noncurrent (note 8)		1,188	5,862
Accrued pensions and postretirement costs (note 9)		4,677	6,158
Total liabilities		55,590	71,327
Stockholder's equity:			
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)		1	1
Additional paid-in capital		155,495	124,237
Retained earnings		—	38,938
Notes receivable for stock loans (note 11)		—	(8,369)
Accumulated other comprehensive income, net of deferred taxes of $(1,192) in 2001 and $(934) in 2000		(1,928)	(1,505)
Total stockholder's equity		153,568	153,302
Total liabilities and stockholder's equity	$	209,158	224,629

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Operations

Years ended December 31, 2001 and 2000
(In thousands)

	2001	2000
Revenue (note 6):		
Underwriting and distribution fees	$ 170,925	170,655
Investment and other revenue	1,784	6,065
Total revenue	172,709	176,720
Expenses:		
Underwriting and distribution (note 11)	166,991	157,125
Compensation and related costs	7,416	6,328
General and administrative	8,052	5,229
Depreciation	2,597	1,631
Amortization of goodwill	415	415
Total expenses	185,471	170,728
Income (loss) before income taxes and equity in income of subsidiaries	(12,762)	5,992
Income taxes (note 8)	(4,954)	2,349
Income (loss) before equity in income of subsidiaries	(7,808)	3,643
Equity in income of subsidiaries (notes 5 and 13)	133,330	150,787
Net income	$ 125,522	154,430

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000
(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Notes receivable for stock loans	Accumulated other comprehensive income	Total stockholder's equity
	Shares	Amount					
Balance at December 31, 1999	1,000	$ 1	92,677	46,183	(8,553)	(318)	129,990
Net income	—	—	—	154,430	—	—	154,430
Contribution from parent	—	—	17,500	—	—	—	17,500
Dividends to parent	—	—	—	(161,675)	—	—	(161,675)
Recognition of stock compensation	—	—	—	—	184	—	184
Tax benefit from exercise of options	—	—	14,060	—	—	—	14,060
Unrealized loss on investment securities	—	—	—	—	—	(1,187)	(1,187)
Balance at December 31, 2000	1,000	1	124,237	38,938	(8,369)	(1,505)	153,302
Net income	—	—	—	125,522	—	—	125,522
Contribution from parent	—	—	30,000	—	—	—	30,000
Dividends to parent	—	—	—	(164,460)	—	—	(164,460)
Return of capital to parent	—	—	(7,240)	—	—	—	(7,240)
Recognition of stock compensation	—	—	—	—	8,369	—	8,369
Tax benefit from exercise of options	—	—	8,498	—	—	—	8,498
Unrealized loss on investment securities	—	—	—	—	—	(423)	(423)
Balance at December 31, 2001	1,000	$ 1	155,495	—	—	(1,928)	153,568

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Comprehensive Income

Years ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Net income	$	125,522	154,430
Other comprehensive income:			
Net unrealized appreciation (depreciation) of investments during the period, net of income taxes of $(194) and $198		(321)	302
Reclassification adjustment for amounts included in net income, net of income taxes of $(64) and $(932)		(102)	(1,489)
		(423)	(1,187)
Comprehensive income	$	125,099	153,243

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Cash Flows

Years ended December 31, 2001 and 2000
(In thousands)

	2001	2000
Cash flows from operating activities:		
Net income	$ 125,522	154,430
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,062	2,097
Recognition of stock compensation	8,369	—
Gain on sale of investments	—	(2,526)
Loss on sale and retirement of property and equipment	245	55
Capital gains and dividends reinvested	(61)	(217)
Deferred income taxes	(4,366)	4,506
Equity in income of subsidiaries	(133,330)	(150,787)
Changes in assets and liabilities:		
Receivables from funds	(782)	512
Other receivables	4,304	(799)
Due to/from affiliates	1,298	1,232
Prepaid expenses and other assets	(3,075)	(6,823)
Accounts payable	(5,837)	5,993
Other liabilities	(2,297)	86
Net cash provided by (used in) operating activities	(6,948)	7,759
Cash flows from investing activities:		
Dividends received from subsidiaries	147,100	168,275
Additions to investment securities	(9,102)	(14,213)
Proceeds from sales of investment securities	215	18,987
Additions to property and equipment	(7,071)	(19,819)
Proceeds from sale of property and equipment	72	25
Proceeds from sale-leaseback of real estate	28,233	—
Net cash provided by investing activities	159,447	153,255
Cash flows from financing activities:		
Dividends paid	(164,460)	(161,675)
Return of capital to parent	(7,240)	—
Contribution from parent	30,000	17,500
Net cash used in financing activities	(141,700)	(144,175)
Net increase in cash and cash equivalents	10,799	16,839
Cash and cash equivalents at beginning of year	63,161	46,322
Cash and cash equivalents at end of year	$ 73,960	63,161
Supplemental disclosures for cash flow information:		
Cash paid for income taxes	$ 74	55

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis for Financial Statement Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Waddell & Reed, Inc., parent company only, (the "Company") pursuant to Securities and Exchange Commission ("SEC") Rule 17a-5. Investments in subsidiaries are recorded at the Company's equity in underlying net assets. Significant intercompany accounts and transactions with subsidiaries are disclosed in the financial statements or notes thereto. Certain amounts in the prior year's financial statements have been reclassified for consistent presentation.

(b) Ownership

Waddell & Reed, Inc. is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR").

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2001 and 2000 include amounts of $17,349,000 and $21,898,000, respectively, for the benefit of customers in compliance with securities industry regulations. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000. The Company also has an investment in a money market fund for which the Company is principal underwriter and investment advisor of $13,463,000 and $13,118,000 at December 31, 2001 and 2000, respectively.

(e) Disclosures About Fair Value of Financial Instruments

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) ***Investment Securities and Investment in Affiliated Mutual Funds***

The Company's investments comprise U.S., state and government obligations, corporate debt securities and investments in affiliated mutual funds. Investments with maturities of less than one year are considered to be short-term. All investments are classified as available-for-sale. As a result, these investments are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. Realized gains and losses are computed using the specific identification method for investment securities other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

(g) ***Comprehensive Income***

Comprehensive income consists of net income and unrealized gains (losses) on available-for-sale securities, net of deferred income taxes.

(h) ***Property and Equipment***

Property and equipment is carried at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets.

(i) ***Goodwill***

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, arose in connection with the acquisition of the Company by its former parent company, Torchmark, in 1981. Amortization is on a straight-line basis over forty years. The Company assesses the recoverability of goodwill by determining whether the unamortized goodwill balance could be recovered through undiscounted future operating cash flows over its remaining life. Impairment, if any, is measured by the excess of the unamortized balance over discounted future operating cash flows.

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141 *"Business Combinations"* ("SFAS 141") and Statement of Financial Accounting Standards No. 142 *"Goodwill and Other Intangible Assets"* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also specifies the types of acquired intangible assets that require recognition and reporting separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions in the statement. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"* ("SFAS 121").

(Continued)

The Company has adopted the provisions of SFAS 141 upon its issuance and SFAS 142 effective January 1, 2002. As of January 1, 2002, the Company will no longer amortize goodwill. On the date of adoption of SFAS 142, in accordance with SFAS 141, the Company performed an evaluation of its goodwill to identify intangible assets that require recognition and reporting apart from goodwill and concluded that there are no separately identifiable intangible assets requiring recognition apart from goodwill. Also, on the date of adoption of SFAS 142, in accordance with that statement, the Company performed a goodwill impairment assessment and concluded that no impairment of goodwill exists at the date of adoption.

At December 31, 2001, the Company had unamortized goodwill in the amount of $8.2 million. Amortization expense related to goodwill was $415,000 and $415,000 for the years ended December 31, 2000 and 2001, respectively.

(j) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, which are paid to financial advisors in connection with the sale of certain shares of Waddell & Reed mutual funds ("W&R Funds") and Waddell & Reed Advisors Funds ("Advisors Funds"). The deferred costs associated with the sale of Advisors Funds Class B shares and W&R Funds Class B shares are amortized on a straight-line basis over the life of the shareholders investments not to exceed five years. The deferred costs associated with the sale of Advisors Funds Class C shares and the W&R Funds Class C shares are amortized on a straight-line basis over twelve months. The Company recovers such costs through 12b-1 distribution fees, which are paid by the W&R Funds and the Advisors Funds Class B and C shares, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods.

(k) ***Revenue Recognition***

Underwriting and distribution revenue and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed.

(l) ***Advertising***

Costs of advertising are expensed as incurred. Amounts charged to expense were $2,780,000 and $4,152,000 for the years ended December 31, 2001 and 2000, respectively.

(m) Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, *"Disclosure of Information About Financial Instruments with Off-balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk"*, consist primarily of investments in U. S. government and agency securities, municipal securities, and affiliated money market and mutual funds and accounts receivable. Credit risk is believed to be minimal in that the U. S. government and agency securities are backed by the full faith and credit of the U. S. government, municipal securities are backed by the full taxing power of the issuing municipality or revenues from a specific project, and the affiliated mutual funds have substantial net assets.

(n) Income Taxes

The Company files consolidated income tax returns with its parent, WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

(2) Investment Securities

Investments at December 31, 2001 and 2000 are as follows (in thousands):

	2001			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Fair value**
Municipal bonds maturing:				
After one year but within five years	$ 4,781	317	—	5,098
After ten years	496	—	(54)	442
Managed mutual funds	23,928	—	(826)	23,102
	$ 29,205	317	(880)	28,642

	2000			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Fair value**
Municipal bonds maturing:				
After one year but within five years	$ 5,045	57	(7)	5,095
After ten years	496	—	(83)	413
Managed mutual funds	14,764	249	—	15,013
	$ 20,305	306	(90)	20,521

(3) Sale-Leaseback of Real Estate

On March 7, 2001, the Company entered into a sale-leaseback arrangement, in which the Company sold its two home office buildings and the associated land to an unrelated third party and leased it back for a period of fifteen years. The leaseback has been accounted for as an operating lease. The net proceeds from this sale were $28,233,000 and resulted in a realized gain of approximately $1,288,000, which was deferred and is being amortized to income over the term of the operating lease. For the year ended December 31, 2001, the Company recognized $61,000 of this deferred gain as a reduction of rent expense.

(4) Property and Equipment

A summary of property and equipment at December 31, 2001 and 2000 is as follows:

	2001	2000	Estimated useful lives
	(In thousands)		
Land	$ —	5,516	—
Buildings and tenant improvements	—	22,871	3 – 40 years
Furniture and fixtures	15,015	10,595	3 – 10 years
Equipment and machinery	506	614	3 – 10 years
Data processing equipment	4,505	4,571	3-5 years
Property and equipment, at cost	20,026	44,167	
Less accumulated depreciation	6,378	7,731	
Property and equipment, net	$ 13,648	36,436	

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $21,108,000 and $23,202,000, respectively, which was $15,188,000 and $18,388,000, respectively, in excess of its required net capital of $5,920,000 and $4,814,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 4.21 to 1 at December 31, 2001 and 3.11 to 1 at December 31, 2000. The difference between net capital and stockholder's equity is the nonallowable assets which are excluded from net capital. In addition, a potential liability of $17.7 million, net of tax, related to an arbitration award (see note 13), which is not accrued under generally accepted accounting principles, has been included as a reduction of net capital.

(Continued)

(6) Transactions With Related Parties

The Company charges Waddell & Reed Services Company ("WARSCO") and Waddell & Reed Investment Management Company ("WRIMCO") for facilities rental, telephone, accounting, and other services. The Company received $821,000 and $1,240,000 for the years ended December 31, 2001 and 2000, respectively, for these services. In turn, WARSCO charges the Company for data processing, administration, fund account services, and services provided to licensed sales representatives. The charge to the Company for these expenses was $7,151,000 and $4,617,000 for the years ended December 31, 2001 and 2000, respectively.

Accounts payable – affiliates represent charges due to Waddell & Reed Investment Management Company (WRIMCO) in the amount of $11,679 at December 31, 2001, and charges due to WARSCO and WRIMCO in the amount of $79,719 at December 31, 2000, for registration fees, management fees, and federal taxes paid.

The current amounts due from affiliates at December 31, 2001 and 2000 include non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2001 and 2000 include amounts due for administrative and other services. The amounts classified as income tax receivable at December 31, 2001 and 2000 include amounts due from affiliates for tax allocations.

(7) Investment in Affiliated Companies

At December 31, 2001 and 2000, the Company had the following equity interests in affiliates, all of which are 100% owned subsidiaries:

		2001	2000
		(In thousands)	
WARSCO	$	13,714	14,154
WRIMCO		17,941	25,932
Waddell & Reed Leasing, Inc.		1,586	1,533
Waddell & Reed Insurance Agencies		7	7
Fiduciary Trust Company of New Hampshire		3,058	2,884
Unicon Agency, Inc.		177	152
Waddell & Reed Distributors, Inc.		77	76
Total investments in subsidiaries	$	36,560	44,738

(Continued)

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2001 and 2000

The condensed combined statements of assets and liabilities of the Company's subsidiaries at December 31, 2001 and 2000, and the condensed combined statements of operations for the years ended December 31, 2001 and 2000, are presented as follows:

Condensed Combined Statements of Assets and Liabilities

	2001	2000
	(In thousands)	
Assets:		
Cash	$ 14,216	3,123
Receivables and prepaids	13,452	22,163
Investments	23,260	25,382
Deferred income taxes	5,756	3,066
Property and equipment, net	10,545	9,349
Goodwill	27,222	28,265
Other assets	8	49
	94,459	91,397
Liabilities:		
Other liabilities	12,332	27,241
Income taxes	45,567	19,418
	57,899	46,659
Company equity in net assets	$ 36,560	44,738

Condensed Combined Statements of Operations

	2001	2000
	(In thousands)	
Revenues	$ 270,380	305,867
Expenses:		
Operating expenses	59,899	62,211
Income taxes	77,151	92,869
Total expenses	137,050	155,080
Company equity in net income	$ 133,330	150,787

Included in unrealized loss on investment in accumulated other comprehensive income is $(1,579,000) and $(1,638,000) as of December 31, 2001 and 2000, respectively, of unrealized loss, net of taxes, on the investment securities of affiliates.

(8) Income Taxes

The components of total income tax expense are as follows:

	2001	2000
	(In thousands)	
Currently payable:		
Federal	$ (4,884)	(4,667)
State	(670)	(228)
	(5,554)	(4,895)
Deferred taxes	600	7,244
	$ (4,954)	2,349

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Deferred tax liabilities:		
Deferred selling costs	$ (2,956)	(3,847)
Fixed assets	(757)	(50)
Other	(441)	(4,359)
Total gross deferred liabilities	(4,154)	(8,256)
Deferred tax assets:		
Benefit plans	1,711	2,394
Accrued expenses	1,255	—
Other	33	45
Total gross deferred assets	2,999	2,439
Net deferred tax liability	$ (1,155)	(5,817)

A valuation allowance for deferred tax assets was not necessary at December 31, 2001 and 2000.

(Continued)

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2001 and 2000

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

	2001	2000
Statutory federal income tax rate	35.0 %	35.0
State income taxes, net of federal tax benefits	3.1	3.3
Tax-exempt investments	2.6	(2.3)
Goodwill	(2.0)	2.4
Other items	0.1	0.8
Effective income tax rate	38.8 %	39.2

(9) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in a multiple-employer noncontributory retirement plan that covers substantially all employees. Benefits payable under the plan are based on employees' years of service and compensation during the final ten years of employment. The Company also participates in a multiple-employer unfunded defined benefit postretirement medical plan that covers substantially all employees. The plan is contributory with retiree contributions adjusted annually. Information regarding these plans' benefit obligations and costs for all participating companies is set forth below:

	Postretirement benefits		Pension benefits	
	2001	2000	2001	2000
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 2,193	1,269	40,206	33,828
Service cost	177	94	3,343	—
Interest cost	186	104	3,295	—
Plan change	(61)	—	1,990	—
Actuarial (gain) loss	(647)	882	5,084	3,512
Benefits paid	(132)	(222)	(1,550)	(2,834)
Retiree contributions	75	66	—	—
Benefit obligation at end of year	$ 1,791	2,193	52,368	34,506
Change in plan assets:				
Fair value of plan assets at beginning of year	$ —	—	39,468	37,087
Actual return on plan assets	—	—	(1,885)	3,315
Company contribution	57	156	5,400	1,900
Benefits paid	(132)	(222)	(1,550)	(2,834)
Retiree contributions	75	66	—	—
Fair value of plan assets at end of year	$ —	—	41,433	39,468

(Continued)

WADDELL & REED, INC.
(Parent Company Only)
Notes to Financial Statements
December 31, 2001 and 2000

	Postretirement benefits		Pension benefits	
	2001	2000	2001	2000
	(In thousands)			
Funded status of plan	$ (1,791)	(2,193)	(10,935)	(738)
Unrecognized actuarial (gain) loss	414	1,113	6,314	(4,295)
Unrecognized prior service cost	(323)	(286)	2,531	584
Unrecognized net transition obligation	—	—	88	93
Accrued benefit cost	$ (1,700)	(1,366)	(2,002)	(4,356)
Weighted average assumptions as of December 31:				
Discount rate	7.75 %	8.00	7.25	7.75
Expected return on plan assets	N/A	N/A	9.25	9.25
Rate of compensation increase	N/A	N/A	3.75	4.50
Components of net periodic benefit cost:				
Service cost	$ 177	94	3,343	2,737
Interest cost	186	104	3,295	2,963
Expected return on plan assets	—	—	(3,640)	(3,448)
Amortization of actuarial gain	53	—	—	(95)
Prior service cost amortization	(24)	(15)	44	44
Transition obligation amortization	—	—	5	5
Net periodic benefit cost	$ 392	183	3,047	2,206

Separate amounts for the parent company only are not available.

For measurement purposes, the health care cost trend rate was 6.5% and 7.0% in 2001 and 2000, respectively. The effect of a 1% annual increase in assumed cost trend rates would increase the December 31, 2001 accumulated postretirement benefit obligation by approximately $415,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2001 by approximately $91,000. The effect of a 1% annual decrease in assumed cost trend rates would decrease the December 31, 2001 accumulated postretirement benefit obligation by approximately $362,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2001 by approximately $78,000.

As of December 2001, the vested and non-vested obligation of the Company, as determined by the actuarially computed value of accumulated benefits for the noncontributory retirement plan, was primarily equal to or less than the net assets of the plan. Therefore, the Company would have no material withdrawal liability. However, the Company has no present intention of withdrawing from plan, nor has the Company been informed that there is any intention to terminate such plan.

(Continued)

(10) Savings and Investment Plan

The Company sponsors a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under section 401(k), the plan provides tax-deferred salary deductions for eligible employees. Employees may invest from 1% to 15% of their annual pre-tax salary in the plan, limited to a maximum amount set by the Internal Revenue Service. The Company matches employee contributions to the plan dollar for dollar up to the first 3% of the employee's salary and provides a 50% matching contribution on the next 2% of the employee's salary. The Company's matching contributions may not exceed 4% of the employee's eligible salary. All matching contributions vest immediately. The Company's matching contributions to the plan for the years ended December 31, 2001 and 2000 were $1,228,000 and $1,269,000, respectively.

(11) Notes Receivable for Stock Loans

In March 1998, the Company issued promissory notes with a select group of 266 financial advisors and sales managers to facilitate their ownership of our stock at the IPO and drive future advisor productivity and retention growth. The balance of these promissory notes, which is reflected as notes receivable for stock loans in stockholders' equity, was $8,369,000 at December 31, 2000. The notes were issued for amounts ranging from $11,500 to $57,500, bearing interest at 5.59% and mature in March 2003. In the third quarter of 2001, we recorded a charge of $8,196,000 million pre-tax, or $5,082,000 million after-tax, for the forgiveness of these stock loans. This charge is reflected in the Company's underwriting and distribution expense. This action results from financial advisors and sales managers having now collectively met the productivity requirements of the stock loan program, such that the notes are no longer expected to be collected. Additionally, amounts either collected during the year or written off for these stock loans also contributed to the reduction in the notes receivable balance to $0 at December 31, 2001.

(12) Rental Expense and Lease Commitments

The Company leases home office space, sales and other office space under long-term operating leases. Rent expense for the years ended December 31, 2001 and 2000 was $11,596,000 and $8,779,000, respectively. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

Years ending December 31:		
2002	$	10,547
2003		5,673
2004		4,145
2005		3,038
2006		2,699
Thereafter		23,106
	$	49,208

(Continued)

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2001.

(13) Contingencies

On August 7, 2001, a Dispute Resolution Arbitration Panel (the "Panel") of the National Association of Securities Dealers ("NASD") entered an award of $27,661,000 against the Company. The award was made upon the completion of an arbitration proceeding conducted in New York arising from a complaint by a former Waddell & Reed, Inc. financial advisor. In the arbitration, this advisor claimed that after his termination on February 10, 1997, the Company engaged in conduct that tortuously interfered with his prospective business relations and violated provisions of the Connecticut Unfair Trade Practices Act ("CUTPA"). In the award, the Panel found the Company liable and directed payment of approximately $1,827,000, in compensatory damages, plus attorney's fees and other costs of approximately $834,000. It also held that Waddell & Reed, Inc. had violated CUTPA and ordered the payment of punitive damages in the amount of $25,000,000. On August 8, 2001, the former advisor filed a petition with the Supreme Court of the State of New York, County of New York, seeking to confirm the award. The Company has recorded a provision for the arbitration award in the amount of $27,661,000 in its net capital calculation. The Company has received a letter from legal counsel that the ultimate liability, if any, relating to this matter is not reasonably estimable at this date, and therefore a provision for the award has not been recorded in the financial statements.

The Company is in the process of seeking to have the award vacated or modified. It is anticipated that all pleadings, motions and briefs regarding the confirmation, modification or vacating of the award will be filed with the Supreme Court of the State of New York by the end of the first quarter of 2002. It is anticipated that oral arguments, if allowed, regarding this case will be heard by the Supreme Court of the State of New York in the second quarter of 2002.

Schedule I

WADDELL & REED, INC.

(Parent Company Only)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2001

(In thousands)

Total stockholder's equity per balance sheet	$	153,568
Additions to capital – long-term deferred tax adjustment		4,818
Total stockholder's equity for computation of net capital		158,386
Nonallowable assets		(115,237)
Haircuts on securities		(4,353)
Arbitration award, net of tax		(17,688)
Net capital		21,108
Minimum net capital requirements		5,920
Excess of net capital over minimum net capital requirements	$	15,188
Aggregate indebtedness	$	88,798
Ratio: aggregate indebtedness to net capital		4.21 to 1

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

The Company has elected to include the arbitration award (note 13) in the above net capital calculation. This award is not required to be included in the GAAP financial statements.

See accompanying independent auditors' report.

Schedule II

WADDELL & REED, INC.
(Parent Company Only)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2001 for which instructions to reduce to possession or control had been issued as of December 31, 2001, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

WADDELL & REED, INC.
(Parent Company Only)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC.
(Parent Company Only)

Reconciliation of Total Assets Included in the December 31, 2001

Audited Financial Statements and Total Assets Included in the
Unaudited 2001 Focus Report
(In thousands)

Total assets per the 2001 Focus Report	$	224,678
Reclassifications/adjustments		(15,520)
Total assets per the December 31, 2001 financial statements	$	209,158

See accompanying independent auditors' report.